UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

View, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

92671V106

(CUSIP Number)

SB Investment Advisers (UK) Limited

Attn: Brian Wheeler

69 Grosvenor St

Mayfair, London W1K 3JP

44 0207 629 0431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92671V106	13D	Page 1 of 10 pages

1	Names of Reporting Persons SVF Excalibur (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 66,194,110
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 66,194,110
11	Aggregate Amount Beneficially Owned by Each Reporting Person 66,194,110
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.5%
14	Type of Reporting Person CO

CUSIP No. 92671V106	13D	Page 2 of 10 pages

1	Names of Reporting Persons SVF Endurance (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 66,194,110
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 66,194,110
11	Aggregate Amount Beneficially Owned by Each Reporting Person 66,194,110
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.5%
14	Type of Reporting Person CO

CUSIP No. 92671V106	13D	Page 3 of 10 pages

1	Names of Reporting Persons SoftBank Vision Fund (AIV M1) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 66,194,110
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 66,194,110
11	Aggregate Amount Beneficially Owned by Each Reporting Person 66,194,110
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.5%
14	Type of Reporting Person PN

CUSIP No. 92671V106	13D	Page 4 of 10 pages

1	Names of Reporting Persons SB Investment Advisers (UK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 66,194,110
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 66,194,110
11	Aggregate Amount Beneficially Owned by Each Reporting Person 66,194,110
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.5%
14	Type of Reporting Person CO

CUSIP No. 92671V106	13D	Page 5 of 10 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock (the “Class A Common Stock”) of View, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 195 South Milpitas Blvd, Milpitas, California 95035. Prior to the Business Combination (as defined below), the Issuer was known as CF Finance Acquisition Corp. II (“CF Finance”).

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1) SVF Excalibur (Cayman) Limited (“SVF Excalibur”),

2) SVF Endurance (Cayman) Limited (“SVF Endurance”),

3) SoftBank Vision Fund (AIV M1) L.P. (“AIV M1”), and

4) SB Investment Advisers (UK) Limited (“SBIA UK”).

Each of SVF Excalibur and SVF Endurance is organized under the laws of the Cayman Islands. AIV M1 is organized under the laws of the State of Delaware. SBIA UK is organized under the laws of England and Wales.

The business address of each of SVF Excalibur and SVF Endurance is c/o Walkers Corp Ltd., Cayman Corporate Centre, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008. The business address of AIV M1 is 251 Little Falls Drive, Wilmington, DE 19808. The business address of SBIA UK is 69 Grosvenor Street, London W1K 3JP, United Kingdom. Each of the Reporting Persons is principally engaged in the business of investments in securities.

The Board of Directors of SBIA UK is comprised of Rajeev Misra, Saleh Romeih, Kalika Jayasekera and Neil Hadley (collectively, the “Directors”). The investment committee of SBIA UK is comprised of Masayoshi Son, Rajeev Misra, and Saleh Romeih. (collectively, with the Directors, the “Related Persons”).

Mr. Son, Chairman & Chief Executive Officer of SoftBank Group Corp., is a citizen of Japan. Mr. Misra, Chief Executive Officer of SoftBank Investment Advisers, is a citizen of the United Kingdom. Mr. Romeih, Managing Partner, EMEA of SoftBank Investment Advisers, is a citizen of France. Ms. Jayasekera, Global Chief Compliance Officer of SoftBank Investment Advisers, is a citizen of the United Kingdom. Mr. Hadley, Managing Partner and Chief Operating Officer of SoftBank Investment Advisers, is a citizen of the United Kingdom.

During the last five years, none of the Reporting Persons or Related Persons (i) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 92671V106	13D	Page 6 of 10 pages

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Class A Common Stock reported in this Schedule 13D were acquired as follows:

•

7,500,000 shares of Class A Common Stock were acquired pursuant to a private placement by CF Finance (the “Private Placement”) at a price of $10.00 per share. The Private Placement closed on March 8, 2021, immediately prior to the closing of the Business Combination (as defined below). The source of funds for the acquisition of these shares of Class A Common Stock, approximately $75 million in the aggregate, was working capital resources of SVF Excalibur.

•	58,694,110 shares of Class A Common Stock were acquired as partial consideration in the Business Combination (as defined below).

Item 4.	Purpose of Transaction.

Business Combination

On March 8, 2021 (the “Closing Date”), pursuant to an Agreement and Plan of Merger, dated November 30, 2020 (as amended, modified or waived from time to time, the “Merger Agreement”), by and among CF Finance, PVMS Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of CF Finance (“Merger Sub”), and View Operating Corporation, a Delaware corporation (“View”), Merger Sub merged with and into View, with View surviving the merger as a wholly owned subsidiary of CF Finance (the “Merger” and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”). In connection with the closing of the Business Combination, each share of View common stock and preferred stock was automatically cancelled in exchange for 0.02325 shares of the Issuer’s Class A Common Stock, with the stockholders of View becoming securityholders of the Issuer. As a result, SVF Excalibur received an aggregate of 58,694,110 shares of Class A Common Stock.

Registration Rights Agreement

On November 30, 2020, concurrently with the execution of the Merger Agreement, CF Finance, SVF Excalibur and certain legacy View stockholders entered into a Registration Rights Agreement (the “Registration Rights Agreement”), which became effective on the Closing Date. Pursuant to the Registration Rights Agreement, SVF Excalibur and the other parties thereto are entitled to demand registration rights, short-form registration rights, shelf registration rights and piggy-back registration rights.

Lock-Up Agreement

On November 30, 2020, concurrently with the execution of the Merger Agreement, CF Finance and View entered into separate lock-up agreements with a number of View stockholders, including SVF Excalibur (each, a “Lock-Up Agreement”), each effective as of the Closing Date. Pursuant to the Lock-Up Agreement, the securities of the Issuer held by such stockholders are subject to transfer restrictions, subject to certain exceptions, which will expire on the earlier of:

CUSIP No. 92671V106	13D	Page 7 of 10 pages

(i) six months after the Closing Date, or (ii) the date on which the Issuer consummates a liquidation, merger, share exchange, reorganization, tender offer or other similar transaction after the Closing Date which results in all of the Issuer’s stockholders having the right to exchange their equity holdings in the Issuer for cash, securities or other property.

The foregoing descriptions of the Registration Rights Agreement and Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to the Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the Lock-Up Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 92671V106	13D	Page 8 of 10 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of shares of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on 217,076,713 shares of Class A Common Stock outstanding as of the Closing Date:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SVF Excalibur (Cayman) Limited	66,194,110	30.5%	0	66,194,110	0	66,194,110
SVF Endurance (Cayman) Limited	66,194,110	30.5%	0	66,194,110	0	66,194,110
SoftBank Vision Fund (AIV M1) L.P.	66,194,110	30.5%	0	66,194,110	0	66,194,110
SB Investment Advisers (UK) Limited	66,194,110	30.5%	0	66,194,110	0	66,194,110

SVF Excalibur is the record holder of the shares of Class A Common Stock reported herein.

SVF Excalibur is a wholly owned subsidiary of SVF Endurance, which is a wholly owned subsidiary of AIV M1. SBIA UK has been appointed as alternative investment fund manager (“AIFM”) and is exclusively responsible for managing AIV M1 in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of AIV M1, SBIA UK is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of AIV M1’s investments.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons nor the Related Persons have effected any transactions in the Class A Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 92671V106	13D	Page 9 of 10 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Registration Rights Agreement and Lock-Up Agreement and is incorporated herein by reference. A copy of each of these agreement is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons nor the Related Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Registration Rights Agreement, by and among CF Finance Acquisition Corp. II, and the undersigned investors listed thereto (incorporated by reference to Exhibit 10.5 to CF Finance Acquisition Corp. II’s S-4/A, filed with the SEC on February 11, 2021).

3	Form of Lock-Up Agreement, by and among CF Finance Acquisition Corp. II, View, Inc., and the undersigned holder thereto (incorporated by reference to Exhibit 10.4 to CF Finance Acquisition Corp. II’s Registration Statement on Form S-4/A filed with the SEC on February 11, 2021).

CUSIP No. 92671V106	13D	Page 10 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2021

SVF EXCALIBUR (CAYMAN) LIMITED

By:	/s/ Brian Wheeler
Name:	Brian Wheeler
Title:	Director

SVF ENDURANCE (CAYMAN) LIMITED

By:	/s/ Brian Wheeler
Name:	Brian Wheeler
Title:	Director

SOFTBANK VISION FUND (AIV M1) L.P.

By: SB Investment Advisers (UK) Limited, its manager

By:	/s/ Brian Wheeler
Name:	Brian Wheeler
Title:	General Counsel

SB INVESTMENT ADVISERS (UK) LIMITED

By:	/s/ Brian Wheeler
Name:	Brian Wheeler
Title:	General Counsel